UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

I.

General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]

Merger

[ X ]

Liquidation

[   ]

Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]

Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: The Pacific Corporate Group Private Equity Fund

3. Securities and Exchange Commission File No.:  811-08637

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ]

Initial Application

[   ]

Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):  1015 Ocean Boulevard, Coronado, California 92118.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

J. Gerard Cummins		Christopher Bower
Sidley Austin LLP		Pacific Corporate Group LLC
787 Seventh Avenue	or	1015 Ocean Boulevard
New York, NY 10019		Coronado, California 92118
(212) 839-5374		(619) 522-0100

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

Broadscope Fund Administrators
95 N State Route 17, Suite 304
Paramus, New Jersey 07652
Attention:  Robert Aufenanger

(201) 397-1662

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[ X ]

Management company;

[   ]

Unit investment trust; or

[   ]

Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[   ]

Open-end

[ X ]

Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pacific Corporate Group LLC

1015 Ocean Boulevard

Coronado, California 92118

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable

13. If the fund is a unit investment trust (“UIT”) provide:

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [   ]

Yes

[ X ]

No

If Yes, for each UIT state:

Name(s):

File No.:  811-__________

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]

Yes

[   ]

No

If Yes, state the date on which the board vote took place:

November 20, 2014.

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ]

Yes

[ X ]

No

If Yes, state the dates on which the shareholder vote took place:

If No, explain:  Approval from the shareholders concerning termination and liquidation of the fund is not required under the fund’s Second Amended and Restated Declaration of Trust, as amended.

II.

Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[  X ]     Yes

              [   ]

 No

(a)

If Yes, list the date(s) on which the fund made those distributions:

December 30, 2014

(b)

Were the distributions made on the basis of net assets?

[ X  ]       Yes

              [   ]

 No

(c)

Were the distributions made pro rata based on share ownership?

[  X ]       Yes

              [   ]       No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

(e)

Liquidation only:
Were any distributions to shareholders made in kind?

             [   ]      Yes

   [ X ]      No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.

17. Closed-end funds only:
Has the fund issued senior securities?

[   ]

Yes

[ X ]

No

If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders.

18. Has the fund distributed all of its assets to the fund’s shareholders?

[   ]

Yes

[ X ]

No

Pursuant to a distribution made on December 30, 2014, the fund has distributed all of its net assets to its shareholders. The fund has reserved and retained $188,657 for the payment of its accounts payable and expenses associated with its liquidation.

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

The fund has no shareholders as of the date this form is filed.

(b)

Describe the relationship of each remaining shareholder to the fund:

Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]

Yes

[ X ]

No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ X ]

Yes

[   ]

No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The fund holds cash in the amount of $188,657.

(b)

Why has the fund retained the remaining assets?

The fund has retained the remaining assets for the payment of its outstanding expenses.

(c)

Will the remaining assets be invested in securities?

[   ]

Yes

[ X ]

No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ]

Yes

[   ]

No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(i)	Legal expenses:	$70,361
(ii)	Accounting/tax expenses:	$44,500
(iii)	Administrator expenses:	$30,000
(iv)	D&O insurance:	$16,500
(v)	Withholding tax liability:	$14,100
(vi)	Printing expenses:	$5,301
(vii)	Banking fees:	$3,095
(viii)	State filing fees:	$2,550
(ix)	Storage fees:	$2,250
(x)	Total expenses (sum of lines (i) – (ix) above):	$188,657

How does the fund intend to pay these outstanding debts or other liabilities?

These debts and other liabilities will be paid out of the assets reserved by the fund, as indicated above.

IV. Information About Event(s) Leading to Request For Deregistration

22. (a)

List the expenses incurred in connection with the Merger or Liquidation (the following represents expenses that have been paid as of December 30, 2014 (the date on which the fund distributed all of its net assets to its shareholders), and does not include the outstanding debts and liabilities described in response to question 21 above):

(i)	Legal expenses:	$64,036
(ii)	Accounting expenses:	$5,300
(iii)	Other expenses (list and identify separately):
	Insurance:	$25,000
	Investment portfolio transfer-related fees:	$13,769
	Trustee fees:	$1,450
(iv)	Total expenses (sum of lines (i) – (iii) above):	$109,555

(b)

How were those expenses allocated?  All of such expenses were allocated to the fund pro rata based on share ownership.

(c)

Who paid those expenses? The expenses were paid by the fund.

(d)

How did the fund pay for unamortized expenses (if any)?  There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]

Yes

[ X ]

No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[   ]

Yes

[ X ]

No

If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]

Yes

[ X ]

No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Pacific Corporate Group Private Equity Fund, (ii) he is the President and Principal Executive Officer of The Pacific Corporate Group Private Equity Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

        /s/ Christopher J. Bower

Name:  Christopher J. Bower

Title:  President/Principal Executive Officer